Welcome
To





ABOUT CW PETROLEUM CORP



CW was founded as a Texas corporation by Christopher Williams and began operations in 2011. It reincorporated in Wyoming as a C corporation in April 2018. CW supplies and distributes Biodiesel, Biodiesel Blends, Ultra Low Sulfur Diesel and Gasoline Blends to distributors and end-users.

OUR HISTORY



- 2011 Started Operations in Selling Biodiesel

- 2013 Added Diesel and Diesel Blends

- 2015-2016 Began Exporting Diesel Blends

- 2016 Added Gasoline Blending

- 2017 Began Pipeline Shipments

- 2018 Plans to Go Public on OTC (OTCQB)

Transportation Capabilities



CW Petroleum has its own Trucking Operation.

HazMat Certified to Haul Fuels and Chemicals.

Pipeline Shipments

Certified for Shipments on several Pipelines.

Rail Shipments

What Make Us Unique



- Our Origins in the Biodiesel Market led us to become a Specialty Blender Of Biodiesel/Diesel Fuels.

- We are now one of a few companies to have an EPA License to blend and create our own proprietary Gasoline.

- We are currently licensed by the EPA as an "oxygenate blender" which allows us to add Ethanol and Isobutanol into gasoline for Reformulated Gasoline Markets (RFG)

- There is a large market for Gasoline/Isobutanol in Marine and other applications.

HOW WE INTEND TO MAKE MONEY



- Currently, CW generates revenue by selling and distributing Biodiesel, Diesel, Gasoline and Specialty Fuel Blends to customers in Texas and other states.

- It uses a variety of transportation methods such as trucks, pipelines and rail cars. It has its own trucking operation and is certified to ship products on several pipelines.

- By increasing our Working Capital we can leverage our Inventory and Blending operations to dramatically increase our sales and profits.

- Because we have our own transportation and can buy directly from the major refiners, our economics will justify our expansion into the ownership of Convenience Stores. Buy owning C-Stores, our profit margins will be enhanced by our lower cost of fuel and our ability to sell our highly profitable specialty fuel blends.

WHY YOU SHOULD INVEST



- CW Petroleum is a marketer and distributor of Biofuels and Specialty Gasoline Blends.

- By investing in CW Petroleum, an investor will be participating in the growth of Biofuels and Gasoline Blends that are used in most of the largest cities in the US and in the future growth of a high margin specialty fuels marketer and retailer.

Business Plan



- **Trading** (the buying and selling of Biodiesel, diesel and gasoline)

- **Specialty Blending of Fuels**

- **Convenience Store Acquisitions**

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT



CW is raising money to increase its position in the following markets:

Trading (the buying and selling of Biodiesel, Diesel Fuel and Gasoline)
*Funds to be used to increase Inventories and sales **(Top Priority)***

Specialty Blending of Fuels
Funds to be used in land acquisition and Blending Plant operations
(Top Priority)

Convenience Store Acquisitions
After Inventory and Blending needs have been met then C-Store Acquisitions are appropriate

Trading



Funding for Pipeline Shipments (Our Top Priority)

For Example:

Average Max Shipment/Month/ Pipeline = 1,000,000 Gallons (Approx.)

Average Cost/Gallon = $2.00

Average Selling Price = $2.10

Potential Sales / Month on 2 Pipelines

= 1,000,000 x 2.10 x 2 = $4,200,000/ Month

= **Yearly Sales of $50,400,000**

Specialty Blending

Funding Required for Land and Plant Equipment
(Top Priority)



- **Blending Biodiesel/Diesel EPA Licensed**

- **Gasoline/Isobutanol (Ethanol Replacement) EPA Licensed**

- **Higher Profit Margins**

Blending Operation





Convenience Stores



Advantages of Owning C-Stores

1. Having a low cost of fuel equals greater profit margins
2. Have our own transportation
3. Have our own Fuel Blending Capability
4. Added profit with Specialty Fuel Blends
5. Real Estate Appreciation Component

Utilization of Funds
$940,000



- **Inventory**   **$ 515,000**
- **Personnel and Office**   **$ 50,000**
- **Pipeline Fees**   **$ 350,000**
- **Marketing**   **$ 25,000**

Total $ 940,000

Conclusions



With this Funding We Can:

- Expand our sales exponentially through <u>Additional Inventory</u>
- Acquire Profitable Assets for Future Growth
- Become a fully integrated Fuel Retailer

Provide Liquidity for Our Shareholders via an OTC (OTCQB) Listing

MANAGEMENT TEAM



CHRISTOPHER WILLIAMS   President, CEO, Director

With a decade of experience in the energy industry, Mr. Williams brings a vast wealth of knowledge in the physical and financial trading of refined products, LNG and biodiesel fuels. His extensive background with price reporting, acquired during his tenure at Platts/McGraw-Hill, has led him to be a pioneer in customer profitability through CW Petroleum's consulting and fuels' distribution services. He holds a BS from The University of Houston.

GRAHAM WILLIAMS Director, CFO

Has worked with CW since 2013. Since 2012 he has been president of Tier 3 Capital, a private company that provides equipment loans, working capital loans and accounts receivable financing. Mr. Williams has many years of domestic and international experience in the Oil and Chemicals industry and many years of experience in the management of a public company. He holds a B.S. from Bishop's University Sherbrook, Quebec, Canada.

GREG RODA Director

Became a director of CW in 2018. Since 2013 he has been chief commercial officer of Gevo Inc., a technology company that produces isobutanol from a genetically modified yeast in retro-fitted ethanol plants and is headquartered in Englewood, CO. He holds a B.S. from the University of Michigan and an M.B.A. from the University of Chicago



CORPORATE VIDEOS

- **CW Petroleum Grows as a Result of Selling Biodiesel**
- CW Petroleum Grows With Biodiesel

ARTICLES AND PRESS

"Petroleum Distributor Helps Expand Biodiesel Industry in

Renewable Energy Group